Exhibit A

Aladdin Knowledge Systems
PRESS RELEASE

Press Contact:	Investor Relations Contact:
Matthew Zintel	Erik Knettel / Andrea Costa
Zintel Public Relations	Global Consulting Group
matthew@zintelpr.com	aladdin@hfgcg.com
310.574.8888	646.284.9400

FOR IMMEDIATE RELASE

Aladdin Knowledge Systems Reports Record Revenues,
Net Income and Cash Flow, Raises Fiscal 2007 Guidance

Record Third Quarter Revenues of $26.1 Million, Up 24% Year-Over-Year
Record Net Income of $4.3 Million, or $0.30 Per Diluted Share, Up 32% Year-Over-Year
Record Cash Flow from Operations Increases to $6.5 Million, Up 20% Year-Over-Year

TEL AVIV, ISRAEL, October 23, 2007 – Aladdin Knowledge Systems Ltd. (NASDAQ: ALDN), an information security leader specializing in authentication, software DRM and content security, today announced financial results for the third quarter of fiscal year 2007, ended September 30, 2007. All results are prepared in accordance with generally accepted accounting principles in the United States.

Revenues for the third quarter of 2007 were a record $26.1 million, an increase of 24 percent from the $21.0 million reported for the same period in 2006. Software DRM revenues for the third quarter of 2007 were $15.5 million, an increase of 11 percent from the $14.0 million reported in the same period in 2006. Enterprise Security revenues for the third quarter were a record $10.6 million, a 50 percent increase from the $7.1 million recorded in the same period in 2006. Revenues for the first nine months of 2007 were $76.8 million, an increase of 19 percent from the $64.8 million recorded in the first nine months of 2006.

Net income for the third quarter of 2007 was $4.3 million or $0.31 per basic share and $0.30 per diluted share and compared to net income for the third quarter 2006 of $3.3 million or $0.23 per basic share and $0.22 per diluted share, an increase of 32 percent year-over-year. Net income for the third quarter of 2007 included approximately $120,000 for equity-based compensation expenses compared to $600,000 in the third quarter of 2006. For the first nine months of 2007, net income was $12.1 million, or $0.84 per basic share and $0.82 per diluted share, compared with net income of $10.4 million or $0.71 per basic share and $0.69 per diluted share for the first nine months of 2006. Net income for the first nine months of 2007 included approximately $680,000 for equity-based compensation expenses compared to $1.7 million in the first nine months of 2006.

Yanki Margalit, Chairman and CEO of Aladdin Knowledge Systems, stated, “Strong year-over-year double digit growth across our portfolio of Software DRM and Enterprise Security solutions powered our fourth consecutive quarter of record revenue as well as our highest quarterly net income and cash flow for operations performance ever. Improvements in operating margins, and a dedicated focus on financial efficiency, allowed Aladdin to expand profitability and cash flow growth at an even faster pace than our healthy top line growth rate. Our year to date results reflect our position as the worldwide leader in the software protection solution market and the exceptional growth of our Enterprise Security solutions in developed as well as emerging markets.

“During the third quarter we completed our second authorized stock repurchase program bringing the value of stock repurchased since May 2007 to approximately $20 million as we leverage the strength of our operating cash flow to benefit all our shareholders. Based on our robust financial performance during the first nine months of 2007 we are raising our revenue and earnings per share guidance ranges to reflect our higher expectations for Aladdin’s full year financial results,” concluded Margalit.

Cash, cash equivalents and marketable securities totaled $83.4 million at September 30, 2007, down $7.5 million from $90.9 million reported as of year end 2006. The Company generated positive cash flow from operations of $15.0 million during the first nine months of 2007, while using approximately $20 million in cash to purchase shares under the recently completed share repurchase programs.

Financial and Operating Highlights

—	Record quarterly revenues and net income of $26.1 million and $4.3 million, respectively.

—	Software DRM revenues for the third quarter increased by 11 percent.

—	Enterprise Security revenues for the third quarter increased by 50 percent.

—	Cash flow from operating activities in the third quarter totaled a record $6.5 million.

—	$10 million in stock repurchases completed during the third quarter.

—	Approximately 930,000 common shares repurchased since May 2007 at a total cost of approximately $20 million.

Quarterly Product Highlights

—	Aladdin announced the general availability of HASP SRM v2.50 – the industry’s first software protection and licensing system that offers customers both hardware- and software-based security from a single solution, including improved license manageability with connectivity to ERP and CRM systems

—	Aladdin contracted to provide its eToken solution to secure Virgin Mobile’s Internet-based phone activation system at more than 3,000 Virgin Mobile retail distributors across France, providing powerful authentication for Virgin Mobile’s country-wide sales operations

—	Aladdin’s eSafe SecureSurfing™ solution deployed by new Internet Service Provider (ISP) customers in Europe as well as the Asia Pacific region

—	eSafe 6, Aladdin’s comprehensive platform for spyware control, Web browsing security, application filtering, and anti-virus, launched new capabilities that allow organizations to inspect Secure Socket Layer (SSL) encrypted HTTP traffic (HTTPS) and block 100 percent of anonymous proxies that allow users to circumvent an Internet gateway and infect networks with malicious content

For further information on product highlights, please refer to the press room on the Company’s Web site which can be found at http://www.aladdin.com/news/2007/index.aspx.

Future Business Outlook
Based on current business conditions and expectations, Aladdin management has raised its guidance for fiscal year 2007.

Revenues for fiscal year 2007 are now expected to be between $102 million and $107 million, up from the previously stated range of $100 million to $106 million. The Company reported $89 million in revenues in fiscal year 2006.

Fiscal year 2007 diluted earnings per share are now expected to be in the range of $1.06 to $1.15, up from the previously stated guidance range of $1.00 to $1.12. The Company reported diluted earnings per share of $0.93 in fiscal year 2006.

The Company currently anticipates equity-based compensation expenses to be approximately $180,000 for the fourth quarter of 2007. The Company undertakes no obligation to update its estimates.

Earnings Teleconference
The Company will hold a teleconference today, October 23, 2007 at 9:00 a.m. Eastern Time / 3:00 p.m. Israel Time to discuss the quarterly results. To participate in the call, dial +1 (888) 642 5032 in North America, or +972 (3) 918 0692 internationally, approximately five minutes prior to the scheduled call start time. The call is being simultaneously Web cast and can be accessed on the Aladdin Web site at www.Aladdin.com/investor. Please visit the Web site at least 15 minutes prior to the scheduled call time to register for the Web cast and download any necessary audio software.

A replay of the call can also be accessed via telephone from 12:00 p.m. Eastern Time on October 23, 2007 through 11:59 p.m. Eastern Time on October 29, 2007 by calling + 1 (888) 254 7270 in North America, or +972 (3) 925 5948 internationally. A Web cast replay of the call will also be made and can be accessed on the Aladdin Web site at www.Aladdin.com/investor.

About Aladdin Knowledge Systems
Aladdin Knowledge Systems’ Software Rights Management products are the #1 choice of software developers and publishers to protect intellectual property, increase revenues, and reduce losses from software piracy. Aladdin eToken is the world’s #1 USB-based authentication solution. The Aladdin eSafe secure Web gateway provides the most advanced protection against the latest Web-based threats and attacks. Aladdin has offices in 12 countries, a worldwide network of channel partners, and has won numerous awards for innovation. For more information, visit the Aladdin Web site at http://www.Aladdin.com.

Safe Harbor Statement
Certain information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include general economic and business conditions, the loss of market share, changes in the competitive landscape and other factors over which the company has little or no control. For more information, please refer to the Company’s filings with the Securities and Exchange Commission, which are available on the Commission’s website at www.sec.gov.

(Tables Follow)

Aladdin Knowledge Systems Ltd.
Condensed Consolidated Statements of Operations
(U.S. dollars, in thousands - except for per-share amount)
(Unaudited)

	Three month period ended September 30,		Nine month period ended September 30,
	2007	2006	2007	2006

Revenues:
Software Security (DRM)	15,498	13,951	48,986	44,671
Enterprise Security	10,622	7,087	27,778	20,097

Total Revenues	26,120	21,038	76,764	64,768

Cost of revenues	5,993	4,709	17,245	14,162

Gross profit	20,127	16,329	59,519	50,606

Research & development	4,866	3,551	14,040	10,642
Selling & marketing	7,958	6,533	23,952	20,703
General & administrative	3,157	3,044	9,922	9,300

Total operating expenses	15,981	13,128	47,914	40,645

Operating income	4,146	3,201	11,605	9,961
Financial income, net	1,114	720	3,161	2,230
Other income (loss)	(9)	25	5	221

Income before taxes	5,251	3,946	14,771	12,412

Taxes on income	876	652	2,388	1,996

Income before equity in loss of an affiliate	4,375	3,294	12,383	10,416

Equity in loss of an affiliate	(42)	-	(303)	-

Net Income	4,333	3,294	12,080	10,416

Basic earnings per share	0.31	0.23	0.84	0.71

Diluted earnings per share	0.30	0.22	0.82	0.69

Weighted average number of shares outstanding for
Basic earnings per share	14,022	14,612	14,398	14,580

Weighted average number of shares outstanding for
Diluted earnings per share	14,442	14,998	14,787	15,137

Aladdin Knowledge Systems Ltd.
Condensed Consolidated Balance Sheets
(U.S. dollars, in thousands)
(Unaudited)

	September 30, 2007	December 31, 2006

Assets

Current assets:
Cash & cash equivalents	60,688	39,734
Marketable securities	22,681	51,147
Trade receivables, net of allowance for doubtful accounts	18,492	16,427
Other accounts receivable	6,926	5,779
Inventories	8,259	7,299

Total current assets	117,046	120,386

Severance pay fund	3,003	2,673

Fixed assets, net	6,536	5,695

Other long-term assets, net	19,178	19,290

Total Assets	145,763	148,044

Liabilities and Shareholders' Equity

Current liabilities:
Trade payables	7,924	5,794
Deferred revenues and advances from customers	7,293	6,173
Other current liabilities	9,797	8,618

Total current liabilities	25,014	20,585

Accrued severance pay	3,878	3,441

Other long-term liabilities	1,089	1,369

Shareholders' Equity	115,782	122,649

Total Liabilities and Shareholders' Equity	145,763	148,044

Aladdin Knowledge Systems Ltd.
Condensed Consolidated Statement of Cash Flows
(U.S. dollars, in thousands)
(Unaudited)

	Three month period ended September 30,		Nine month period ended September 30,
	2007	2006	2007	2006

Cash flow from operating activities:

Net income	4,333	3,294	12,080	10,416
Adjustments to reconcile net income to net cash provided by
operating activities:
Depreciation and amortization	887	601	2,536	1,776
Increase in trade and other receivables, net	(920)	(487)	(3,012)	(1,258)
Decrease (increase) in inventory	(394)	794	(777)	(428)
Increase (decrease) in trade payables and accrued liabilities	2,368	(393)	2,896	(303)
Increase (decrease) in other long term liabilities	(95)	1,463	(281)	1,463
Other adjustments	276	113	1,524	895

Net cash provided by operating activities	6,455	5,385	14,966	12,561

Cash flow from investing activities:

Purchase of property and equipment, net	(880)	(2,092)	(2,649)	(3,688)
Investment in available-for-sale marketable securities	(8,909)	-	(43,265)	-
Proceeds from sales of available-for-sale marketable securities	36,909	1,885	72,119	3,371
Investment in other companies	-	(421)	(495)	(850)
Investment in other assets	-	(43)	-	(2,508)

Proceeds from return on investment in other companies	-	-	-	1,724

Net cash provided by (used in) investing activities	27,120	(671)	25,710	(1,951)

Cash flow from financing activities:

Proceeds from exercise of options	81	181	479	587
Purchase of treasury shares	(10,003)	-	(19,986)	-

Net cash provided by (used in) financing activities	(9,922)	181	(19,507)	587

Effect of exchange rate on cash and cash equivalents	(224)	6	(215)	136

Increase in cash and cash equivalents	23,429	4,901	20,954	11,333

Cash and cash equivalents at the beginning of the period	37,259	34,858	39,734	28,426

Cash and cash equivalents at the end of the period	60,688	39,759	60,688	39,759